SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.

Form 51-102F3 – Material Change Report dated September 12, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: September 13, 2007	By:	/s/ John Greenslade John Greenslade President

FORM 51-102F3

Material Change Report

ITEM 1.

NAME AND ADDRESS OF COMPANY

Baja Mining Corp. (the "Company")
2350 – 1177 West Hastings Street
Vancouver BC   V6E 2K3

ITEM 2.

DATE OF MATERIAL CHANGE

September 12, 2007

ITEM 3.

NEWS RELEASE

Issued September 12, 2007 and distributed through the facilities of CCN Matthews, Kitco, Canada Stockwatch, SEDAR, EDGAR, Market News and the Company's website.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Baja Mining Corp. (the “Company”) is pleased to announce that it has entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million  (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), Mexico.  UniCredit will be the sole arranger and underwriter of the Facilities.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project (the “Project”) located in Santa Rosalia, Baja California Sur, Mexico, which is 100% owned by the Company.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

John Greenslade, President
Telephone:

(604) 685-2323

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 12th day of September, 2007.

September 12, 2007	TSX:BAJ

PRESS RELEASE

BAJA MINING SECURES UNDERWRITTEN COMMITMENT FOR EL BOLEO US$515 MILLION DEBT FINANCING

Baja Mining Corp. (the “Company”) is pleased to announce that it has entered into an underwritten commitment with Bayerische Hypo-und Vereinsbank AG, a member of the UniCredit Group (“UniCredit”) as Mandated Lead Arranger to arrange and underwrite a limited-recourse term loan facility in an aggregate principal amount of up to US$475 million (the “Term Loan Facility”), as well as a cost overrun loan facility in an aggregate principal amount of US$40 million  (the “Cost Overrun Facility” and together with the Term Loan Facility, the “Facilities”) to Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”), Mexico.  UniCredit will be the sole arranger and underwriter of the Facilities.

The proceeds of the Facilities will be used to partly finance the development, construction and working capital costs of the El Boleo project (the “Project”) located in Santa Rosalia, Baja California Sur, Mexico, which is 100% owned by the Company.

Term Loan Facility

The Term Sheet for the Term Loan Facility provides for up to US$475 million that will be available to the Company’s wholly owned Mexican subsidiary, MMB, following completion of loan and security documentation, as well as satisfaction of various agreed terms and conditions. The Term Loan Facility has a final maturity date of 12 years from the date on which the principal finance documents are duly executed (the “Closing Date”), is secured against the assets of MMB and guaranteed until Project completion by the Company.

Cost Overrun Facility

The Cost Overrun Facility provides up to US$40 million to fund qualifying capital cost overruns in the development and construction of the Project. The Cost Overrun Facility has a final maturity date of 8 years from the Closing Date, is secured against the assets of MMB and guaranteed until Project completion by the Company.

The senior financing commitment has received all necessary credit approvals and is subject only to finalization of due diligence and other standard terms and conditions agreed to by the Company and UniCredit.

UniCredit Group is the second largest Bank in the Eurozone by market capitalisation, taking the acquisition of Capitalia into account (pro forma).  For almost 20 years Bayerische Hypo- und Vereinsbank AG now part of the UniCredit Group, has been an active mining finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage UniCredit is well positioned to provide solutions for its mining customers.

Endeavour Financial International Limited (“EFIC”) is retained by the Company as its Financial Advisor for the financing of the El Boleo Project. EFIC continues to work with the Company on the successful closing of the Facilities as well as discussions with offtake counterparties, equipment leasing and sub-ordinated debt providers.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected completion of loan and securities documentation, expected timing closing date, and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.